Exhibit No. (12)

KIMBERLY-CLARK CORPORATION AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
(Dollar amounts in millions)
(Unaudited)

	Six Months Ended June 30
	2005	2004
Consolidated Companies
Income from continuing operations before income taxes	$1,103.7	$1,086.5
Interest expense	90.2	79.4
Interest factor in rent expense	31.1	35.8
Amortization of capitalized interest	3.3	6.7
Equity Affiliates
Share of 50%-owned:
Income before income taxes	1.2	1.3
Interest expense	-	-
Interest factor in rent expense	-	-
Amortization of capitalized interest	-	-
Distributed income of less than 50%-owned	27.1	24.6

Earnings	$1,256.6	$1,234.3

Consolidated Companies
Interest expense	$90.2	$79.4
Capitalized interest	3.2	3.8
Interest factor in rent expense	31.1	35.8
Equity Affiliates
Share of 50%-owned:
Interest and capitalized interest	-	-
Interest factor in rent expense	-	-

Fixed Charges	$124.5	$119.0

Ratio of earnings to fixed charges	10.09	10.37

Note:	The Corporation is contingently liable as guarantor, or directly liable as the original obligor, for certain debt and lease obligations of S.D. Warren Company, which was sold in December 1994. The buyer provided the Corporation with a letter of credit from a major financial institution guaranteeing repayment of these obligations. No losses are expected from these arrangements and they have not been included in the computation of earnings to fixed charges.